SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 23)
BELLUS HEALTH INC.
(Name of Company)
COMMON SHARES, NO PAR VALUE
(Title of class of securities)
07986A101
(CUSIP Number)
Dr. Francesco Bellini
Chairman and Chief Executive Officer
BELLUS Health Inc.
275 Armand Frappier Blvd.
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Persons Authorized to Receive Notices and Communications)

March 31, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.                     ☐

CUSIP No.	07986A101	Schedule 13D	Page	2	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P. P. Luxco Holdings II S.A.R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,087,382

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,087,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,087,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.2%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	07986A101	Schedule 13D	Page	3	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Picchio Pharma Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,450,429

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,450,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,450,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.9%

14	TYPE OF REPORTING PERSON

	HC, CO

CUSIP No.	07986A101	Schedule 13D	Page	4	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FMRC Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468 [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

11,706,468[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,706,468 [1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.4%

14	TYPE OF REPORTING PERSON

OO

1	As described in Item 4 of Amendment No. 17, FMRC is deemed to share beneficial ownership of the BELLUS Shares owned by each of Picchio and Luxco. In addition, as described in Item 4 of Amendment No. 21, Alberta, a wholly owned subsidiary of FMRC, has the right to receive 5,725,215 BELLUS Shares from Picchio, while VSV has the right to receive 5,725,214 BELLUS Shares from Picchio, on or before April 30, 2009.

CUSIP No.	07986A101	Schedule 13D	Page	5	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Churchill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,706,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,706,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	6	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vernon H. Strang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,706,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,706,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	7	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoria Square Ventures Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		1,172,704

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,450,429[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,172,704

WITH:	10	SHARED DISPOSITIVE POWER

11,450,429[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,623,133[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.2%

14	TYPE OF REPORTING PERSON

HC, CO

[2]	Includes 11,450,429 BELLUS Shares held through Picchio. As described in Item 4 of Amendment No. 21, VSV has the right to receive 5,725,214 BELLUS Shares from Picchio, while Alberta has the right to receive 5,725,215 BELLUS Shares from Picchio, on or before April 30, 2009.

CUSIP No.	07986A101	Schedule 13D	Page	8	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Francesco Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		798,541[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,461,822[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		798,541[3]

WITH:	10	SHARED DISPOSITIVE POWER

1,461,822[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,260,363

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14	TYPE OF REPORTING PERSON

IN

[3]	Includes 178,541 BELLUS Shares directly owned by Dr. Bellini, 480,000 BELLUS Shares issuable under currently exercisable options (including 170,000 currently exercisable options held by Picchio International Inc., an entity controlled by Dr. Bellini), and 140,000 BELLUS Shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company dated as of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.

[4]	Includes 1,461,822 BELLUS Shares held of record by Dr. Bellini’s wife, Marisa Bellini, which Dr. Bellini may be deemed to own beneficially, but as to which he disclaims beneficial ownership.

CUSIP No.	07986A101	Schedule 13D	Page	9	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		30,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,684[5]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000

WITH:	10	SHARED DISPOSITIVE POWER

1,368,684[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,398,684

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14	TYPE OF REPORTING PERSON

IN

[5]	Roberto Bellini and Carlo Bellini are deemed to share beneficial ownership of 1,368,684 BELLUS Shares held by Rocabe.

CUSIP No.	07986A101	Schedule 13D	Page	10	of	27	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlo Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		64,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,684[6]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,200

WITH:	10	SHARED DISPOSITIVE POWER

1,368,684[6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,432,884

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14	TYPE OF REPORTING PERSON

IN

[6]	Carlo Bellini and Roberto Bellini are deemed to share beneficial ownership of 1,368,684 BELLUS Shares held by Rocabe.

CUSIP No. 07986A101	Schedule 13D	Page 11 of 27 pages
This Amendment No. 23 amends the Schedule 13D filed on October 3, 2003, as amended, including as amended by the most recent amendment filed on February 27, 2009 (the “Statement”), and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Victoria Square Ventures Inc., (vii) Dr. Francesco Bellini, (viii) Roberto Bellini and (ix) Carlo Bellini, relating to the common shares, no par value (the “BELLUS Shares” or “common shares”), of BELLUS Health Inc. (formerly known as Neurochem Inc.), a corporation organized under the Canada Business Corporations Act (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect. All dollar amounts are in Canadian dollars, except as otherwise indicated.
This Amendment No. 23 is filed to report (i) the Company’s having entered into binding letter agreements (the “Letter Agreements”) with VSV and Vitus Investments III Private Limited, a company controlled by Carlo Bellini (“Vitus”) for the purchase by VSV and Vitus of an aggregate of $20.5 million in new senior convertible notes (“New Notes”) of the Company and (ii) the commitment of FMRC and VSV, as well as certain other holders of the Company’s outstanding convertible notes (the “Existing Notes”), to convert these notes (subject to definitive documentation) into a new series of convertible preferred shares of the Company as described below.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended by adding the following at the end thereof:
The purpose of the transactions described in Item 6, below, is to provide working capital for the Company and reduce the aggregate amount of the Company’s outstanding debt.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
All references to BELLUS Shares owned by Roberto Bellini in subsections (a) and (b) of Item 5 of the Statement are hereby amended to refer to his direct ownership of 30,000 BELLUS Shares.
The tenth paragraph of subsection (a) of Item 5 is amended and restated in its entirety as follows:
Certain directors and executive officers of Power Corp. or VSV, or their spouses, own BELLUS Shares as follows (number of BELLUS Shares in parentheses): (A) Peter Kruyt (51,900), of which 51,500 are subject to options that are currently exercisable or exercisable within 60 days; (B) Andre Desmarais (225,800), of which 23,800 are subject to options that are currently exercisable or exercisable within 60 days, 60,000 of which are held of record by his wife and which he may be deemed to beneficially own, and 100,000 of which are held of record by a holding company he controls and which he may be deemed to beneficially own; and (C) Luc Jobin (2,000). Messrs. Kruyt and Jobin are also directors of Picchio, and Andre Desmarais is a director and Deputy Chairman of Picchio. Mr. Jobin resigned from the board of directors of Picchio in early April 2009. In addition, John A. Rae, a director and Executive Vice President of Power Corp., is the Chair of the Board of Trustees of Queen’s University in Kingston, Ontario, which owns

CUSIP No. 07986A101	Schedule 13D	Page 12 of 27 pages
84,058 BELLUS Shares. John A. Rae disclaims beneficial ownership of those shares.
(c) On February 27, 2009, Roberto Bellini used $8,933.50 of his personal funds to purchase 30,000 BELLUS Shares.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended by adding the following at the end thereof:
On March 31, 2009, the Company entered into the Letter Agreements with VSV and Vitus providing for subscription by VSV of $10.5 million, and by Vitus of $10.0 million, in New Notes of the Company. The Letter Agreements are included as Exhibits YY and ZZ to the Statement and are incorporated into this Item 6 by reference. This summary of the Letter Agreements is qualified by reference to the full text of the Letter Agreements. The New Notes are to be issued in tranches of $10.0 million on or about April 9, 2009, and $10.5 million on or about June 3, 2009. The obligations of VSV and Vitus to purchase the New Notes are subject to the execution of a definitive Notes Agreement and other conditions, as further described below. The VSV Letter Agreement replaces and supersedes the financing letter dated February 25, 2009, included as Exhibit WW to the Statement.
The New Notes will bear interest at an annual rate of 15%, and principal and interest will be payable five years and one day from the respective issuance dates, or upon the occurrence of an event of default under the New Notes, including a change of control or takeover bid for the Company (each, a “Triggering Event”). The principal and accrued interest on the New Notes will be convertible at the option of the holders into common shares at a conversion price of $0.20 per share (subject to full ratchet anti-dilution protection if the Company issues additional equity securities for a price less than the conversion price) upon maturity or the occurrence of a Triggering Event.
Subject to applicable law, the Company will grant (or cause to be granted) to the holders of the New Notes, a first-ranking security interest in all of its and its subsidiaries’ intellectual property and movable property, and the Company will pledge the shares of its subsidiaries as additional security for its obligations under the New Notes. The obligations of the Company under the New Notes will, subject to applicable law, be guaranteed by the Company’s subsidiaries. The New Notes will rank senior in right of payment and in security to all existing and future debt and security of the Company except for any floating rate interest-bearing notes issued to the Company in exchange for asset-backed commercial paper held by the Company (“ABCP Notes”).
The New Notes will prohibit the Company, without the consent of at least 66.67% of the outstanding aggregate principal amount of New Notes, from taking a number of actions, including, among other things, incurring additional indebtedness (except for

CUSIP No. 07986A101	Schedule 13D	Page 13 of 27 pages
customary permitted indebtedness exceptions, including existing bank facilities and ordinary course operating obligations), amending its articles of incorporation, changing the size of its board of directors (except as provided in the New Notes, as described further below) or the composition and compensation of its senior management, granting any security interests (other than customary permitted incumbrance exceptions, including existing bank facilities, or on the ABCP Notes), paying any dividends or entering into any related party transaction.
As consideration for their agreements to subscribe for the New Notes, the Company has agreed to pay a set up fee in a minimum amount of $307,500 (and up to a maximum of $496,000), in each case payable in New Notes, to VSV and Vitus, upon the issuance of the second tranche of New Notes.
The obligation of VSV and Vitus to subscribe for the New Notes is subject to a number of conditions precedent, including the execution of a Definitive Notes Agreement by the Company, the receipt of any required regulatory approvals, and the amendment of the Company’s outstanding 2006 and 2007 6% senior convertible notes (as described below). The Company will also be required at its next annual meeting of stockholders, to reduce the size of its board of directors to seven from twelve. While the New Notes are outstanding, VSV and Vitus each will be entitled to nominate two nominees for election to the board of directors of the Company, and the Company will be required to support those four nominees for election to the board.
As a condition to the entry into the Letter Agreements, the Company and the holders of all of the Company’s outstanding 6% convertible Senior Notes due 2026 (in aggregate principal amount of (US$42.085 million) and 6% senior convertible notes due 2027 (in aggregate principal amount of US$4.5 million) (collectively, the “Existing Notes”) entered into agreements to amend the Existing Notes to make them convertible into Series A 6% Cumulative Convertible Preferred Shares of the Company (“Preferred Shares”) at a rate of 3,096 Preferred Shares per US$1,000 in principal amount of the Existing Notes at the option of the holder and otherwise amend any Existing Notes that remain outstanding.
VSV and FMRC are the holders of US$7.0 million aggregate principal amount and US$6.5 aggregate principal amount of Existing Notes, respectively. VSV and FMRC have each committed to convert their Existing Notes into Preferred Shares, subject to definitive documentation. In addition, the reporting persons have been informed by the Company that Charles Cavell and Gervais Dionne, who are directors of Picchio, agreed to convert their Existing Notes in the aggregate principal amounts of US$100,000 and US$500,000, respectively, into Preferred Shares, again subject to definitive documentation. In the aggregate, the reporting persons have been informed by the Company that holders of US$32,585,000 principal amount of Existing Notes (including VSV, FMRC and Messrs. Cavell and Dionne) committed to convert their Existing Notes into Preferred Shares, while the remaining holders have committed to certain other amendments to the Existing Notes, in each case subject to definitive documentation.

CUSIP No. 07986A101	Schedule 13D	Page 14 of 27 pages
The Preferred Shares will be convertible into common shares of the Company at the option of the holder at any time at a rate of one Preferred Share per common share. The Preferred Shares will be entitled to 6% cumulative dividends payable in cash or common shares of the Company at the option of the Company and will be automatically converted into common shares of the Company on the fifth anniversary of the date of issuance.
The amendments to the Existing Notes that are not converted include (i) permitting the Company to pay interest in common shares at the Company’s option at the then-applicable market price of the common shares, (ii) replacing the existing conversion rate adjustment period of October 2009 to November 2009 with a period from October 2012 to November 2012 during which the Existing Notes may be converted at the then-applicable market price of the Company’s common shares, and (iii) replacing the Company’s right to redeem the Existing Notes in November 2011 with a right to redeem the Existing Notes in November 2014 at the then-face value of the Existing Notes.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
The following Exhibits are filed herewith:

YY	Letter Agreement with Victoria Square Ventures Inc. dated March 30, 2009 and accepted by the Company on March 31, 2009.

ZZ	Letter Agreement with Vitus Investments III Private Limited dated March 30, 2009 and accepted by the Company on March 31, 2009.

CUSIP No. 07986A101	Schedule 13D	Page 15 of 27 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2009

P.P. LUXCO HOLDINGS II S.A.R.L.

	By: Name:	/s/ Francesco Bellini Dr. Francesco Bellini
	Title:	Manager

	By:	/s/ Jean-Christophe Dauphin
	Name:	Jean-Christophe Dauphin
	Title:	Manager

CUSIP No. 07986A101	Schedule 13D	Page 16 of 27 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2009

PICCHIO PHARMA INC.

	By:	/s/ Francesco Bellini
	Name:	Dr. Francesco Bellini
	Title:	Chairman

CUSIP No. 07986A101	Schedule 13D	Page 17 of 27 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2009

FMRC FAMILY TRUST

	By:	/s/ Vernon H.Strang
	Name:	Vernon H. Strang
	Title:	Trustee

CUSIP No. 07986A101	Schedule 13D	Page 18 of 27 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: April 6, 2009

/s/ John W. Churchill
JOHN W. CHURCHILL, Trustee

CUSIP No. 07986A101	Schedule 13D	Page 19 of 27 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: April 6, 2009

/s/ Vernon H. Strang
VERNON H. STRANG, Trustee

CUSIP No. 07986A101	Schedule 13D	Page 20 of 27 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: April 6, 2009

VICTORIA SQUARE VENTURES INC.

By:	/s/ Peter Kruyt
Name:	Peter Kruyt
Title:	President

CUSIP No. 07986A101	Schedule 13D	Page 21 of 27 pages

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: April 6, 2009

/s/ Dr. Francesco Bellini
DR. FRANCESCO BELLINI

CUSIP No. 07986A101	Schedule 13D	Page 22 of 27 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: April 6, 2009

/s/ Roberto Bellini
ROBERTO BELLINI

CUSIP No. 07986A101	Schedule 13D	Page 23 of 27 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: April 6, 2009

/s/ Carlo Bellini
CARLO BELLINI

CUSIP No. 07986A101	Schedule 13D	Page 24 of 27 pages
EXHIBIT INDEX
EXHIBIT NAME

A.	Directors and Executive Officers of Power Corporation of Canada.[14]

B.	Persons who may be deemed in control of Victoria Square Ventures Inc. [14]

C.	Directors and Executive Officers of the Filing Persons. [14]

D.	Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002. [1]

E.	Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini. [11]

F.	Warrant dated July 25, 2002. [1]

G.	Warrant dated February 18, 2003.[1]

H.	Joint Filing Agreement.[11]

I.	Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Tech, dated May 5, 2004, with an effective date of May 6, 2004.[2]

J.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004. [2]

K.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004. [11]

L.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.[3]

M.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.[3]

N.	Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.[3]

O.	Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.[3]

P.	Credit Agreement, dated as of July 30, 2004, by and between Picchio and National Bank of Canada.[4]

CUSIP No. 07986A101	Schedule 13D	Page 25 of 27 pages

Q.	Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

R.	Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

S.	Commitment Letter, dated February 14, 2005.[5]

T.	Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.[5]

U.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.[6]

V.	Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.[6]

W.	Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company’s registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.	Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada. [6]

Y.	Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.[7]

Z.	Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

AA.	Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

BB.	Indenture dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee.[7]

CC.	Registration Rights Agreement dated as of November 9, 2006 by and between the Company and UBS Securities LLC.[8]

DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders.[9]

EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini.[12]

FF.	Consent and Intervention dated July 12, 2007 by and among Vern Strang es qualité Trustee of The FMRC Family Trust, Dr. Francesco Bellini, 18056 Yukon Inc., 1324286

CUSIP No. 07986A101	Schedule 13D	Page 26 of 27 pages

Alberta Ltd., Power Technology Investment Corporation and Picchio Pharma Inc.[10]

GG.	Consent, Intervention and Amendment, dated October 17, 2007 by and among 18056 Yukon Inc., Rocabe Investments Inc., Roberto Bellini, Carlo Bellini, Power Technology Investment Corporation, Picchio Pharma Inc., Vern Strang as trustee of FMRC Family Trust, Dr. Francesco Bellini and 1324286 Alberta Ltd.[11]

HH.	Promissory Note dated October 17, 2007. [11]

II.	Letter dated October 23, 2008 from Dr. Francesco Bellini to BELLUS Health Inc., Picchio Pharma Inc. and Power Technology Investment Corporation.[13]

JJ.	Press Release dated October 21, 2008 issued by BELLUS Health Inc.[13]

KK.	Consent by 1324286 Alberta Ltd., Rocabe Investments Inc., and Power Technology Investment Corporation to transfer of the Picchio Pharma Inc. shares held by Power Technology Investment Corporation to Victoria Square Ventures Inc. dated December 9, 2008. [14]

LL.	Intervention between Victoria Square Ventures Inc. and Power Technology Investment Corporation dated December 9, 2008. [14]

MM.	Form of First Amendment to Indenture between BELLUS Health Inc. and The Bank of New York Mellon, as trustee. [14]

NN.	Promissory Note, dated December 18, 2008, from 1324286 Alberta Ltd. to Victoria Square Ventures Inc. [15]

OO.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and 1324286 Alberta Ltd. [15]

PP.	Promissory Note, dated December 18, 2008, from Picchio Pharma Inc.. to 1324286 Alberta Ltd. [15]

QQ.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc. [15]

RR.	Promissory Note, dated December 18, 2008, from Picchio Pharma Ltd. to Victoria Square Ventures Inc. [15]

SS.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc., relating to the Class P special shares. [15]

TT.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Rocabe Investments Inc., relating to the Class F special shares. [15]

CUSIP No. 07986A101	Schedule 13D	Page 27 of 27 pages

UU.	Board Representative Agreement, dated December 18, 2008, among Victoria Square Ventures Inc., 1324286 Alberta Ltd. and BELLUS Health Inc. [15]

VV.	Financing letter, dated February 25, 2009, from FMRC Family Trust to BELLUS Health Inc. [16]

WW.	Financing letter, dated February 25, 2009, from Victoria Square Ventures Inc. to BELLUS Health Inc. [16]

XX.	Form of Amendment, dated as of February 1, 2009, by and between BELLUS Health Inc. and the note holders listed on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Form 6-K of BELLUS Health Inc. filed on February 18, 2009).

YY.	Letter Agreement with Victoria Square Ventures Inc. dated March 30, 2009 and accepted by the Company on March 31, 2009.

ZZ.	Letter Agreement with Vitus Investments III Private Limited dated March 30, 2009 and accepted by the Company on March 31, 2009.

1	Previously filed with Schedule 13D on October 3, 2003.

2	Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

3	Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

4	Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

5	Previously filed with Amendment No. 7 to Schedule 13D on March 9, 2005.

6	Previously filed with Amendment No. 8 to Schedule 13D on April 25, 2005.

7	Previously filed with Amendment No. 12 to Schedule 13D on August 22, 2006.

8	Previously filed with Amendment No. 14 to Schedule 13D on November 13, 2006.

9	Previously filed with Amendment No. 15 to Schedule 13D on May 3, 2007.

10	Previously filed with Amendment No. 16 to Schedule 13D on July 16, 2007.

11	Previously filed with Amendment No. 17 to Schedule 13D on October 22, 2007.

12	Previously filed with Amendment No. 18 to Schedule 13D on March 20, 2008.

13	Previously filed with Amendment No. 19 to Schedule 13D on November 5, 2008.

14	Previously filed with Amendment No. 20 to Schedule 13D on December 10, 2008.

15	Previously filed with Amendment No. 21 to Schedule 13D on December 22, 2008.

16	Previously filed with Amendment No. 22 to Schedule 13D on February 27, 2009.